

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2023

Shuang Wu
Chief Executive Officer
WORK Medical Technology LTD
Floor 23, No. 2 Tonghuinan Road
Xiaoshan District, Hangzhou City, Zhejiang Province
The People's Republic of China

> **Re: WORK Medical Technology LTD**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed November 6, 2023**
> **File No. 333-271474**

Dear Shuang Wu:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 12, 2023 letter.

Amendment No. 5 to Registration Statement on Form F-1

General

1. It appears you will be requesting effectiveness of your F-1 registration statement before completing the CSRC process. Please confirm in writing that you will notify us promptly of any changes to your disclosure regarding or requested by the CSRC.

   Please contact Michael Fay at 202-551-3812 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Katherine Bagley at 202-551-2545 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Industrial Applications and
            Services

cc: Ying Li, Esq.